Exhibit 99.1

CELNET TECHNOLOGY CO., LTD.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of

Celnet Technology Co., Ltd.

Opinion on the Financial statements

We have audited the accompanying consolidated balance sheets of Celnet Technology Co., Ltd. and its subsidiaries (collectively, the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss) , changes in stockholders’ deficit, and cash flows for each of the two years in the period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GGF CPA LTD

We have served as the Company’s auditor since 2026.

Guangzhou, China

PCAOB NO: 2729

April 21, 2026

F-2

CELNET TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share data, or otherwise noted)

	As of September 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$168,909	$42,265
Accounts receivable, net	550,947	492,614
Contract assets	260,305	158,356
Prepaid expenses and other current assets	28,180	36,520
Total current assets	1,008,341	729,755

Non-current assets:
Property and equipment, net	5,545	6,108
Intangible assets, net	378,002	415,940
Operating lease right-of-use assets	110,967	17,550
Deferred tax assets, net	8,013	93,475
Total non-current assets	502,527	533,073

TOTAL ASSETS	$1,510,868	$1,262,828

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loans	$309,032	$370,497
Long-term loans - current	-	120,949
Accounts payable	26,279	47,767
Contract liabilities	65,893	53,264
Accrued expenses and other current liabilities	108,417	171,926
Payroll payable	741,074	760,151
Amounts due to related parties	463,917	422,688
Operating lease liabilities - current	52,098	9,113
Total current liabilities	1,766,710	1,956,355

Non-current liability:
Long-term loans – non-current	68,830	-
Operating lease liabilities - non-current	53,502	7,068
Total non-current liabilities	122,332	7,068

TOTAL LIABILITIES	1,889,042	1,963,423

Commitments and contingencies	-	-

Shareholders’ deficit
Contributed capital (Ordinary shares, par value of US$0.15 (RMB1) per share; 10,268,000 and 10,268,000 shares authorized, issued and paid as of September 30, 2025 and 2024, respectively)	1,553,439	1,553,439
Additional paid-in capital	33,766	33,766
Accumulated deficit	(1,814,401)	(2,123,622)
Accumulated other comprehensive loss	(150,978)	(164,178)
Total shareholders’ deficit	(378,174)	(700,595)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$1,510,868	$1,262,828

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CELNET TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except for share data, or otherwise noted)

	For the Years Ended September 30,
	2025	2024
REVENUES	$2,829,958	$2,096,199

COST OF REVENUES	(1,611,865)	(1,336,122)

GROSS PROFIT	1,218,093	760,077

OPERATING EXPENSES:
Selling expenses	(294,799)	(447,617)
General and administrative expenses	(462,473)	(457,629)
Research and development expenses	(56,464)	(19,555)
Total operating expenses	(813,736)	(924,801)

INCOME (LOSS) FROM OPERATIONS	404,357	(164,724)

OTHER (EXPENSE) INCOME
Interest expense	(15,536)	(42,789)
Other income	5,509	7,447
Other expense	(2,069)	(4,656)
Total other expenses, net	(12,096)	(39,998)

INCOME (LOSS) BEFORE INCOME TAXES	392,261	(204,722)

Income tax expenses / benefits	(83,040)	472

NET INCOME (LOSS)	309,221	(204,250)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	13,200	(29,954)

COMPREHENSIVE INCOME (LOSS)	$322,421	$(234,204)

Earnings (loss) per share
Basic and diluted	$0.03	$(0.02)
Weighted average number of ordinary shares
Basic and diluted	10,268,000	9,886,683

The accompanying notes are an integral part of these consolidated financial statements.

F-4

CELNET TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICT

(In U.S. dollars, except for share data, or otherwise noted)

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ deficit
Balance as of September 30, 2023	8,762,000	$1,342,496	$33,766	$(1,919,372)	$(134,224)	$(677,334)
Net loss	-	-	-	(204,250)	-	(204,250)
Capital contribution	1,506,000	210,943	-	-	-	210,943
Foreign currency translation adjustment	-	-	-	-	(29,954)	(29,954)
Balance as of September 30, 2024	10,268,000	1,553,439	33,766	(2,123,622)	(164,178)	(700,595)
Net income	-	-	-	309,221	-	309,221
Foreign currency translation adjustment	-	-	-	-	13,200	13,200
Balance as of September 30, 2025	10,268,000	$1,553,439	$33,766	$(1,814,401)	$(150,978)	$(378,174)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

CELNET TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share data, or otherwise noted)

	For the Years Ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$309,221	$(204,250)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	47,595	44,436
Allowance for credit losses	31,417	3,223
Amortization of operating right-of-use assets	51,762	998
Disposal loss of property and equipment	304	1,078
Deferred tax expense	83,040	(472)
Changes in operating assets and liabilities
Accounts receivable, net	(98,220)	27,670
Contract assets	(102,854)	60,060
Prepaid expenses and other current assets	10,152	1,834
Accounts payable	(20,538)	(4,444)
Contract liabilities	13,342	39,041
Accrued expenses and other current liabilities	(60,269)	10,026
Payroll payable	(8,143)	207,357
Operating lease liabilities	(56,677)	(2,264)
Net cash provided by operating activities	200,132	184,293

CASH FLOWS FROM INVESTING ACTIVITY:
Purchase of property and equipment	(3,273)	(2,211)
Purchase of intangible assets	(12,558)	(129,870)
Net cash used in investing activity	(15,831)	(132,081)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	345,548	742,022
Repayment to related parties	(302,536)	(781,117)
Capital contribution from shareholders	-	210,943
Borrowing from short-term loans	305,026	475,034
Repayment of short-term loans	(360,485)	(517,708)
Borrowing from long-term loans	67,938	-
Repayment of long-term loans	(117,681)	(190,054)
Net cash used in financing activities	(62,190)	(60,880)

Effect of exchange rate changes	4,533	(1,215)

Net increase (decrease) in cash and cash equivalents	126,644	(9,883)

Cash and cash equivalents, at beginning of year	42,265	52,148
Cash and cash equivalents, at end of year	$168,909	$42,265

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	$-	$6,599
Interest paid	$16,942	$42,789

SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEM
Lease liability arising from obtaining right-of-use asset	$141,789	$18,026

The accompanying notes are an integral part of these consolidated financial statements.

F-6

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Organization

Celnet Technology Co., Ltd. (the “Company” or “Celnet BJ”) was incorporated under the laws of the People’s Republic of China on April 19, 2012. The Company is principally engaged in providing customer relationship management (CRM) system consulting, implementation, and development services through cloud computing solutions.

Hong Kong Celnet Technology Co., Limited (“Celnet HK”), which is 100% owned by the Company, was incorporated in Hong Kong on July 12, 2016. Celnet HK is principally engaged in software development, technology consulting, and cross-border business operations.

Celnet BJ and Celnet HK are collectively referred to as the “Group”, is a leading provider of enterprise digital transformation solutions, specializing in CRM and cloud-based information systems. The Group empowers enterprises to connect seamlessly with their customers, partners, and employees by integrating internal CRM with social networks, having served over 500 enterprise clients across China.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions and balances among the Company and its subsidiary have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues, costs and expenses, and related disclosures. On the going concern basis, management evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates required to be made by management, include, but are not limited to, revenue recognition, the allowance for credit losses, the useful lives of property and equipment and intangible assets, the impairment for long lived assets and the valuation of deferred tax assets. Actual results may differ from those estimates under different assumptions or conditions.

F-7

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

(d) Going Concern

The Company had an accumulated deficit of approximately $1.8 million and $2.2 million as of September 30, 2025 and 2024, respectively. The Company also had working capital deficit of approximately $0.7 million and $1.2 million, as of September 30, 2025 and 2024, respectively. The Company had net income approximately of $0.4 million and net loss of approximately $0.2 million for the years ended September 30, 2025 and 2024, respectively.

As of September 30, 2025, the Company has approximately $0.2 million of unrestricted cash. In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs are minimized and will not exceed such aforementioned sources of funds and obtain bank loans to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. As a result, no substantial doubt about the Company’s ability to continue as a going concern existed as of September 30, 2025

(e) Foreign currency translation and transaction

The Group uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company is Chinese Yuan (“RMB”), while the functional currency of Celnet HK is Hong Kong Dollar (“HKD”), as determined based on the criteria of ASC 830, “Foreign Currency Matters”. An entity’s functional currency is the currency of the primary economic environment in which it operates; normally, that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

The consolidated statements of operations and comprehensive income (loss) and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ deficit. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of September 30,
Balance sheet items, except for equity accounts	2025	2024
US$ against RMB	7.1190	7.0176
US$ against HKD	7.7809	7.7693

	For the years ended September 30,
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	2025	2024
US$ against RMB	7.2125	7.2043
US$ against HKD	7.7948	7.8127

(f) Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

F-8

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

●	Level 1— Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2— Inputs to the valuation methodology include quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3— Inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that may reflect the Group’s own assumptions that cannot be corroborated with observable market data.

Financial instruments of the Group primarily consist of cash and cash equivalents, accounts receivable, contract assets, short-term loan, accounts payable, amount due to related parties. The carrying amounts of these financial instruments approximate fair value due to the short-term maturity of those instruments. The valuation is based on settlements of similar financial instruments, all of which are short-term in nature and are generally settled at or near cost.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposits placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(h) Accounts receivable, net

Accounts receivable include trade accounts due from clients. The credit terms given to customers are generally 90 days. Management reviews its receivables on a regular basis to determine if the provision for credit loss is adequate, and makes provision when necessary. Accounts receivable is considered past due based on its contractual terms. In establishing the allowance, management uses an aging schedule method to estimate the amount of the allowance for credit losses. The management also considers historical losses, the financial condition, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC Topic 326, Financial Instruments - Credit Losses. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

(i) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. The estimated useful lives are as follows:

F-9

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Category	Estimated useful lives
Office furniture	5 years
Electronic equipment	3 years

The cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Expenditures for maintenance and repairs are charged to earnings as incurred, while major additions and enhancements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The Group examines the possibility of decreases in the value of its property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

(j) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the assets based on the non-discounted future cash flows generated from the assets and recognizes an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment was recorded by the Group for the years ended September 30, 2025 and 2024.

(k) Leases

The Group adopted ASU No. 2016-02 “Leases” (“ASC 842”) using the modified retrospective approach on October 1, 2022. The Group elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to October 1, 2022. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less.

Under ASC 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement date. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate. The interest rate implicit in lease contracts is typically not readily determinable, and therefore, the Group utilize its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Group measures the operating lease right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term that it is not reasonably certain to exercise.

F-10

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(l) Revenue recognition

The Group’s revenue is generated from (i) CRM system development and implementation services, (ii) data and workflow migration services, (iii) IT staffing and outsourcing services, (iv) operations and maintenance services, and (v) other services. The Group recognizes revenues as it satisfies performance obligations regarding services to its customers in an amount reflecting the total consideration it expects to receive from the customer.

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers (“ASC 606”)” for recognition. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply these five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recorded net of value-added tax.

(i)	CRM system development and implementation services

The Group provides customized CRM system development and implementation services, which include requirements analysis, solution design, system configuration, custom development, system integration, data migration, testing, and training. These services are integrated into a single performance obligation as the Group provides a significant service of integrating the various tasks into a combined output (a functioning CRM system). The Group recognizes revenue over time using a cost-based input method, as the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date. Contracts may include a post-implementation warranty period, which is not considered a separate performance obligation. The transaction price is the fixed contract fee, with variable consideration (e.g., penalties) estimated and constrained at contract inception.

(ii)	Data and workflow migration services

The Group provides Salesforce Org migration services, including system diagnostics, solution design, metadata and data migration, integration adjustments, testing, and go-live support. These services are integrated into a single performance obligation as the Group provides a significant service of combining the migration tasks into a successfully migrated system. The Group recognizes revenue over time using a cost-based input method, as the services are customized and the Group has an enforceable right to payment for performance completed to date. Post-migration warranty periods are included as part of the single performance obligation. The transaction price is the fixed contract fee, with no significant variable consideration or financing components.

F-11

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(iii)	IT staffing and outsourcing services

The Group provides IT staffing services on a time-and-materials basis, where qualified personnel perform development tasks as directed by the customer. The Group’s performance obligation is satisfied over time, as the customer simultaneously receives and consumes the benefits of each unit of service (e.g., person-day) as it is performed. Revenue is recognized as services are rendered, measured by the number of approved person-days or hours worked at the contractually specified daily rates. The transaction price is determined monthly based on actual effort delivered, as these framework agreements do not have a fixed total value at inception. Payment terms are generally monthly in arrears.

(iv)	Operations and maintenance services

The Group provides ongoing system maintenance and support services, including system monitoring, ticket analysis, user access maintenance, reporting, and other operational support activities. These services represent a stand-ready obligation over a fixed service period, typically one year. The Group recognizes revenue over time, as the customer simultaneously receives and consumes the benefits throughout the contract period. Revenue is recognized on a straight-line basis over the contract term, which best depicts the pattern of transfer of the stand-ready services. The transaction price is the fixed annual fee, and no significant variable consideration exists.

(v)	Other services

Other services primarily consist of one-off consulting and integration services that are not recurring in nature. Revenue is recognized at a point in time when the service is completed and the customer obtains control of the output, which typically occurs upon delivery or acceptance.

The following table disaggregates the Group’s revenue for the presented periods:

	For the years ended September 30,
	2025	2024
CRM system development and implementation	$1,105,483	$743,539
Data & Workflow Migration	293,692	45,832
IT staffing and outsourcing	1,018,890	962,196
Operations and Maintenance Service	260,129	217,875
Others	151,764	126,757
Total	$2,829,958	$2,096,199

The following table presents revenue classified by timing of revenue recognition for the presented periods:

	For the years ended September 30,
	2025	2024
Over time	$2,678,194	$1,969,442
At a point in time	151,764	126,757
Total	$2,829,958	$2,096,199

F-12

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(m) Contract balances

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional, as compared to a contract asset, which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of September 30, 2025 and 2024, the Group had contract assets of $260,305 and $158,356, respectively.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances. Changes in contract liabilities for the presented periods are as follows:

	For the years ended September 30,
	2025	2024
Contract liabilities, beginning of the year	53,264	12,730
Revenue deferred during the year	410,314	97,552
Recognition of revenue deferred in prior years	(396,972)	(58,510)
Foreign exchange differences	(713)	1,492
Contract liabilities, end of the year	$65,893	$53,264

(n) Cost of revenues

Cost of revenue consists of costs directly attributable to the delivery of the Group’s services and is recognized as the related revenue is recognized. Cost of revenue includes (1) labor costs (including salaries, social insurance, and benefits) for employees involved in project delivery, system implementation, migration, and ongoing support services; (2) third-party service fees, including cloud computing infrastructure, software licenses, and data usage fees; (3) rental and related overhead costs allocated to project delivery; and (4) costs of outsourcing to third-party contractors engaged to perform system implementation, migration, and support services for customers.

(o) Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) salaries and other personnel-related costs, (ii) marketing and advertising expenses, and (iii) depreciation and rental expenses related to marketing functions.

(p) General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and other personnel-related costs, (ii) professional service fees, and (iii) rental and depreciation related to general and administrative functions.

(q) Research and development expenses

Research and development expenses are mainly salary and benefits for in-house software engineers and payments made to outside cloud providers.

F-13

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(r) Income taxes

The Group accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income (loss) for the years ended September 30, 2025 and 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(s) Related party transactions

The Group accounts for related party transactions in accordance with ASC 850, “Related Party Disclosures”.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Group or exercise significant influence over the Group in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(t) Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders. Other comprehensive income (loss) consists of net income and foreign currency translation adjustments.

F-14

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(u) Earnings (Loss) per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net income are not allocated to other participating securities if, based on their contractual terms, they are not obligated to share the losses.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive.

(v) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for details on the Group’s business segments. The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company. Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. In October 2024, the Company adopted ASU No. 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statements, which requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis.

The Group’s assets are substantially all located in the PRC and substantially all of the Group’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

(w) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes liability for any such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

F-15

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(x) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”)   as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740). The amendments in this ASU improve the income tax disclosures related to rate reconciliation, income taxes paid and other disclosures. The amendments in this ASU apply to all entities that are subject to Topic 740. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements and expected to be immaterial.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In July 2025, the FASB has released ASU 2025-05, Financial Instruments — Credit Losses — Measurement of Credit Losses for Accounts Receivable and Contract Assets. The purpose of this update is to address challenges encountered when applying the guidance in Topic 326 Financial Instruments—Credit Losses to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 Revenue from Contracts with Customers. ASU 2025-05 is effective for entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805 Business Combinations, for annual reporting periods beginning after December 15, 2025, and interim reporting periods within annual reporting periods for all entities. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Group is currently evaluating the impact that the adoption of this standard will have on its interim reporting disclosures.

The Group does not believe any recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its consolidated financial position, statements of operations and comprehensive loss and cash flows.

F-16

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2025	2024
Accounts receivable	$588,368	$495,923
Less: allowance for expected credit loss	(37,421)	(3,309)
Total	$550,947	$492,614

Movement of allowance for expected credit loss was as follows:

	For the years ended September 30,
	2025	2024
Beginning of the year	$3,309	$-
Additions	33,716	3,223
Foreign exchange differences	396	86
End of the year	$37,421	$3,309

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2025	2024
Prepaid service fees	$471	$2,087
Deposits	49,351	48,781
Staff advance	488	883
Prepaid income tax	3,209	13,017
Others	6,636	6,553
Sub-total	60,155	$71,321
Less: Allowance for expected credit loss	(31,975)	(34,801)
Total	$28,180	36,520

Movement of allowance for expected credit loss was as follows:

	For the years ended September 30,
	2025	2024
Beginning of the year	$34,801	$33,473
Reversal	(2,299)	-
Foreign exchange differences	(527)	1,328
End of the year	$31,975	$34,801

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of September 30,
	2025	2024
Office furniture	$1,950	$5,039
Electronic equipment	8,875	8,831
Sub-total	10,825	13,870
Less: accumulated depreciation	(5,280)	(7,762)
Total	$5,545	$6,108

For the years ended September 30, 2025 and 2024, depreciation expenses amounted to $3,439 and $3,529, respectively.

F-17

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

6.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of September 30,
	2025	2024
Software copyright	$582,452	$577,962
Sub-total	582,452	577,962
Less: accumulated amortization	(204,450)	(162,022)
Total	$378,002	$415,940

For the years ended September 30, 2025 and 2024, amortization expenses amounted to $44,156 and $40,907,   respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of September 30,
	2025	2024
Other tax payable	$16,167	$3,956
Other payables to third parties	43,883	116,650
Reimbursements payable	47,650	49,092
Interest payable	129	1,577
Others	588	651
Total	$108,417	$171,926

8.	BANK LOANS

Bank loans consisted of the following:

			As of September 30
Provider	Loan period	Interest rate	2025	2024
Short-term loans
China Merchants Bank	May 10, 2024 to April 20, 2025	4.10%	$-	$313,497
Industrial and Commercial Bank of China	June 19, 2024 to June 17, 2025	2.80%	-	57,000
China Merchants Bank	May 13, 2025 to May 13, 2026	2.80%	70,235	-
China Merchants Bank	April 22, 2025 to April 22, 2026	2.80%	98,328	-
Industrial and Commercial Bank of China	June 17, 2025 to June 16, 2026	1.30%	140,469	-
Total			$309,032	$370,497

Long-term loans
Standard Chartered Bank	July 6, 2022 to July 6, 2025	12.00%	$-	$53,738
WeBank	December 8, 2022 to December 8, 2024	11.52%	-	17,812
WeBank	January 4, 2023 to January 8, 2025	9.45%	-	21,714
WeBank	June 29, 2023 to July 8, 2025	11.52%	-	27,685
WeBank	June 17, 2025 to June 8, 2027	8.00%	68,830	-
Total			$68,830	$120,949

F-18

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

8.	BANK LOANS – Continued

Weighted average interest rate and interest rate for the bank loans for the presented periods were as follows:

	Years Ended September 30,
	2025	2024
Weighted-average remaining loan term (years)	0.79	0.54
Weighted-average interest rate	3.19%	5.74%

Interest expenses were $15,536 and $42,789 for the years ended September 30, 2025 and 2024, respectively.

9.	LEASING

The Group has operating leases for office and employee accommodation. The Group determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

	As of September 30,
	2025	2024
Operating lease right-of-use assets	$110,967	$17,550

Operating lease liabilities - current	52,098	9,113
Operating lease liabilities - non-current	53,502	7,068
Total	$105,600	$16,181

The operating lease expenses for the presented periods were as follows:

	Years Ended September 30,
Classification	2025	2024
Cost of Revenue	$47,005	$32,807
Selling expenses	6,256	7,432
General and administrative expenses	17,948	23,337
Research and development	3,822	6,305
Total	$75,031	$69,881

Weighted-average remaining lease term and discount rate were as follows:

	As of September 30,
	2025	2024
Weighted-average remaining lease term (years)	2.08	1.83
Weighted-average discount rate	3.85%	3.85%

As of September 30, 2025, the maturities of the Group’s lease liabilities are as follows:

Operating lease
Year ending September 30, 2026	$55,198
Year ending September 30, 2027	46,970
Year ending September 30, 2028	7,828
Year ending September 30, 2029	-
Total lease payment	109,996
Less: interest	(4,396)
Present value of lease obligation	$105,600

F-19

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

10.	TAXATION

PRC

The Company is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises   (“HNTEs”). Under this preferential tax treatment, HNTEs are subject to a requirement that they re-apply for HNTE status every three years.

Hong Kong

Celnet HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. Celnet HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Celnet HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The provision for income taxes consisted of the following:

	For the years ended September 30,
	2025	2024
Current	$-	$-
Deferred	83,040	(472)
Income tax expenses / benefit	$83,040	$(472)

Income (loss) before income taxes were comprised of the following:

	For the years ended September 30,
	2025	2024
Tax jurisdictions from:
Hong Kong	$7,716	$(1,259)
PRC	384,545	(203,463)
Income (loss) before income tax	$392,261	$(204,722)

F-20

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

10.	TAXATION – Continued

A reconciliation of the income tax expense determined at the statutory income tax rate to the Company’s income taxes are as follows:

	For the years ended September 30,
	2025	2024
Income (loss) before income tax	$392,261	$(204,722)
Income tax expense at statutory tax rate@25%	98,066	(51,181)
Additional deduction for R&D expenses	(14,116)	(4,889)
Entertainment expense	1,019	1,136
Effect of preferential tax rates	(1,292)	211
Change in valuation allowance	(637)	54,251
Income tax expenses / benefit	$83,040	$(472)

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises and technology-based small and medium-sized enterprises is no more than 10 years. Carryback of losses is not permitted. As of September 30, 2025 and 2024, the Group had PRC net operating tax loss carry forwards of $1,444,633 and $1,837,468, respectively. As of September 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2032, if not utilized.

As of September 30, 2025 and 2024, the Group had Hong Kong net operating tax loss carry forwards of $8,584 and $15,760, respectively. The net operating tax loss carry forwards in Hong Kong can be carried forward without an expiration date.

Deferred tax assets

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reported period. The PRC tax laws regulate that the net operating losses incurred in the tax year of an enterprise may be carried forward to subsequent years (not exceed five years or ten years if HNTE) and reduce the taxable income of subsequent years when filing income tax.

The significant components of deferred taxes were as follows:

	As of September 30,
	2025	2024
Deferred tax assets:
Net operating loss carry-forwards	$361,932	$460,807
Allowance for doubtful accounts	9,355	827
Operating lease liabilities	26,400	4,045
Total deferred tax assets	397,687	465,679
Less: Valuation allowance	(361,932)	(367,816)
Total deferred tax assets, net	35,755	97,863

Deferred tax liabilities:
Operating right-of-use assets	(27,742)	(4,388)
Total deferred tax liabilities	(27,742)	(4,388)

Deferred tax assets, net	$8,013	$93,475

F-21

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

10.	TAXATION – Continued

Changes in valuation allowance were as follows:

	For the years ended September 30,
	2025	2024
Balance at the beginning of the year	$367,816	$300,212
Additions	-	54,251
Utilization	(637)	-
Foreign exchange effect	(5,247)	13,353
Balance at the end of the year	$361,932	$367,816

The Group has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. As the Group expects to continue to maintain market expansion, the Group is expected to continue its loss status for the next several years. Due to its history of loss and expectation of continued loss, the management concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating loss. During the year ended September 30, 2025, the Group recognized a valuation allowance against the full amount of deferred tax assets arising from its net operating loss carryforwards. As of September 30, 2024, a valuation allowance was provided against a portion of such deferred tax assets. As of September 30, 2025 and 2024, $361,932 and $367,816 valuation allowance has been established, respectively.

Uncertain Tax Position

As of September 30, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions, and the Group does not believe that its unrecognized tax benefits will change over the next twelve months.

For the years ended September 30, 2025 and 2024, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

11.	RELATED PARTY TRANSACTIONS

The following is a list of related parties, with which the Group has transactions:

No.	Name of related parties	Relationship
1	Peng Liu	The legal representative of the Company.
2	Sibo Qiu	Shareholder of the Company
3	Chengfeng Kang	Shareholder of the Company

Balances with related parties

Amounts due to related parties were as follow:

		As of September 30,
Related party		2025	2024
Peng Liu	Interest-free loan	$461,846	$421,063
Sibo Qiu	Petty cash	2,053	1,607
Chengfeng Kang	Petty cash	18	18
		$463,917	$422,688

The amounts due to related parties were unsecured, interest-free and repayable on demand.

F-22

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

12.	ORDINARY SHARES

The Group’s authorized share capital is $1,553,439 (RMB10,268,000) divided into 10,268,000 ordinary shares with par value of US$0.15 (RMB1) each. As of September 30, 2023, the Group had 8,762,000 shares issued and paid. In fiscal year of 2024, the shareholders made capital contribution for 1,506,000 ordinary shares for a total consideration of $210,943. As of September 30, 2025 and 2024, the Group had 10,268,000 shares issued and paid.

13.	EARNINGS (LOSS) PER SHARE

The following table sets forth the basic and diluted earnings (loss) per share computation and provides a reconciliation of the numerator and denominator for the presented periods:

	For the years ended September 30,
	2025	2024
Numerator:
Net income (loss)	$309,221	$(204,250)

Denominator:
Weighted average number of ordinary shares	10,268,000	9,886,683

Earnings (loss) per share
-Basic and diluted	$0.03	$(0.02)

14.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended September 30,
	2025	2024
Percentage of the Group’s total revenue
Customer A	29.97%	42.13%
Customer B	11.28%	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of September 30,
	2025	2024
Percentage of the Group’s accounts receivable
Customer A	22.07%	27.01%
Customer C	18.53%	22.30%
Customer D	*	14.49%
Customer E	*	13.13%

F-23

CELNET TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

14.	CONCENTRATION OF CREDIT RISK – Continued

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended September 30,
	2025	2024
Percentage of the Group’s purchase
Supplier A	*	13.47%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of September 30,
	2025	2024
Percentage of the Group’s accounts payable to
Supplier A	*	41.76%
Supplier B	75.17%	44.64%
Supplier C	14.65%	*

*	represents percentage less than 10%

15.	SEGMENT REPORTING

The Group operates as one operating and reportable segment, with its principal business activity being the provision of enterprise digital transformation solutions, specializing in Customer Relationship Management (CRM) system development, implementation, and related services.

The Group’s CODM uses consolidated net profit or loss to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in consolidated net loss to manage the Group’s operations and assess operating profitability. The Group operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of operations and comprehensive loss. These significant segment expenses include cost of revenue, selling, general and administrative, and research and development expenses. Other segment items that are presented on the consolidated statements of operations and comprehensive loss include other income, other expenses, and income tax expenses.

16.	COMMITMENTS AND CONTINGENCIES

The Group did not have any significant capital commitments, long-term obligations, pending litigation or guarantees as of September 30, 2025.

17.	SUBSEQUENT EVENTS

On September 22, 2025, the Company entered into a definitive agreement with Youxin Technology Ltd. (“Youxin Technology”), principally engaged in a professional and highly intelligent PaaS (Platform as a Service) provider capable of providing customized system development services and subsequent services to its customers. On October 29, 2025 (the “Closing Date”), Youxin Technology completed an acquisition (the “Acquisition”) of the Company. After the Acquisition, Youxin Technology acquired 51% of the equity interests in the Company in consideration of the sum of RMB5,236,680 in cash (approximately $736,461), plus equity and cash incentives (upon the achievement of performance targets), subject to certain terms.

As of the date of this report, RMB3,000,000 of the fixed consideration has been paid in two installments of RMB1,500,000 each, on September 25, 2025 and November 11, 2025, respectively. The remaining fixed consideration of RMB2,236,680, together with any variable consideration, is scheduled to be paid in two phases: the first phase includes a fixed portion of RMB1,118,340 plus a variable portion, to be paid by December 31, 2026; the second phase includes a fixed portion of RMB1,118,340 plus a variable portion, to be paid by December 31, 2027. The specific amount of the variable consideration will be determined by Youxin Technology based on the operating performance of the Company.

In March 2026, the Company obtained a loan amounting to RMB2,000,000 from Industrial and Commercial Bank of China.

Except for the disclosure above, the Group evaluated subsequent events through the date that the consolidated financial statements are available to be issued, and concluded that no other subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

F-24